QUEST PATENT RESEARCH CORPORATION

411 Theodore Fremd Ave., Suite 206S

Rye, New York 10580-1411

February 8, 2016

By EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Quest Patent Research Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed February 8, 2016
File No. 333-208536

Ladies and Gentlemen:

Quest Patent Research Corporation hereby withdraws its request for acceleration dated February 8, 2016.

Very truly yours,

/s/ Jon C. Scahill
Jon C. Scahill, Chief Executive Officer